News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
brison1@maisonbrison.com

SR Telecom’s Wins New Orders in Spain for Broadband angel™ Solution
Part of Telefónica’s Extensive Network Expansion

MONTREAL, April 23, 2004 – SR TelecomTM Inc. (TSX: SRX; NASDAQ: SRXA) today announced that it has been awarded new orders for its broadband angel solution from Siemens for the Telefónica TRAC project. Telefónica, a leading international telecommunications operator, has selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain. The initiative is designed to deliver high quality voice and high-speed data to suburban and rural areas throughout the country.

“The pilot project previously announced for this significant network deployment is currently in its final stages. Given the satisfactory progress of the pilot project, Telefónica has decided to place new orders for ten base stations for the purpose of starting the commercial deployment of the TRAC project,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. “We are delighted that our angel solution has been selected over a number of competing technologies, and we look forward to the full deployment of the network.”

About angel
angel is a premier next generation Broadband Fixed Wireless Access product that combines the most advanced multiplexing (OFDM), Transmission (Non Line of Sight-NLOS), and modulation (QAM) technologies to deliver DSL-equivalent data rates and carrier-class voice services within significantly less radio frequency spectrum than other solutions. Additionally, angel's extensive network management capabilities optimize deployability and operability. Developed in close collaboration with a large service provider, angel boosts subscriber coverage to levels that can exceed 95% of a service provider’s target market area, and remains cost effective in even the smallest applications.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world’s leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company’s products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 120 countries, connecting nearly two million people.

The Company’s unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783